UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Chakib Aabouche

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

June 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 11,124,477
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,124,477

11.	Aggregate amount beneficially owned by each reporting person 11,124,477
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.97%*
14.	Type of reporting person OO

*	Based on the 139,597,805 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on May 1, 2019 were issued and outstanding as of March 31, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 11,124,477
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,124,477

11.	Aggregate amount beneficially owned by each reporting person 11,124,477
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.97%*
14.	Type of reporting person CO

*	Based on the 139,597,805 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on May 1, 2019 were issued and outstanding as of March 31, 2019.

INTRODUCTORY STATEMENT

This Amendment No. 22 (“Amendment No. 22”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 22, 2018 (“Amendment No. 12”), Amendment No. 13 thereto filed on March 19, 2018 (“Amendment No. 13”), Amendment No. 14 thereto filed on September 24, 2018 (“Amendment No. 14”), Amendment No. 15 thereto filed on October 3, 2018 (“Amendment No. 15”). Amendment No. 16 thereto filed on October 10, 2018 (“Amendment No. 16”), Amendment No. 17 thereto filed on December 17, 2018 (“Amendment No. 17”), Amendment No. 18 thereto filed on December 27, 2018 (“Amendment No. 18”), Amendment No. 19 thereto filed on March 7, 2019 (“Amendment No. 19”), Amendment No. 20 thereto filed on March 21, 2019 (“Amendment No. 20”) and Amendment No. 21 thereto filed on June 3, 2019 (“Amendment No. 21”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21 and this Amendment No. 22 is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 22 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information

As previously described in Amendment No. 3 and Amendment No. 10, the Stockholders entered into funded collar confirmations (the “September 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, UBS and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

As previously described in Amendment No. 13, Waha Capital entered into Rule 10b5-1 sales plans (the “Collar Confirmation Sales Plans”) with each September 2014 Funded Collar Counterparty and such September 2014 Funded Collar Counterparty’s broker-dealer affiliate relating to the excess of the return obligation of the September 2014 Funded Collar Counterparty with respect to rehypothecated September 2014 Collared Shares over Waha Capital’s delivery obligation, in each case, in respect of the applicable expired options, pursuant to the terms of the September 2014 Funded Collar Confirmation with such September 2014 Funded Collar Counterparty.

From the date of the most recent amendment to this Schedule 13D through June 13, 2019, the Reporting Persons disposed of 1,258,164 Ordinary Shares pursuant to the settlement of the September 2014 Funded Collar Confirmations and 262,716 Ordinary Shares pursuant to the Collar Confirmation Sales Plans with respect to the September 2014 Funded Collar Confirmations in a series of open market transactions. Details by date, listing the number of Ordinary Shares disposed of and the average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Ordinary Shares Returned to September 2014 Funded Collar Counterparties	Ordinary Shares Disposed of Under Collar Confirmation Sales Plans	Average Price per Ordinary Share Disposed of Under Collar Confirmation Sales Plans[1]
May 30, 2019	128,313	20,880	USD46.0644
May 31, 2019	131,040	21,687	USD45.0782
June 3, 2019	130,007	18,960	USD45.4245
June 4, 2019	124,726	19,993	USD47.3171
June 5, 2019	124,554	25,274	USD47.4016
June 6, 2019	125,654	25,446	USD46.9726
June 7, 2019	125,113	24,346	USD47.2226
June 10, 2019	123,613	24,887	USD47.8230
June 11, 2019	122,140	26,387	USD48.3639
June 12, 2019	123,004	27,860	USD47.9905
June 13, 2019	—	26,996	USD49.0185

The Reporting Persons are the beneficial owners of 11,124,477 Ordinary Shares of the Issuer. That number of shares represents 7.97% of the aggregate of 139,597,805 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of March 31, 2019 in its Report of Foreign Private Issuer on Form 6-K filed on May 1, 2019.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

[1]	The average price per Ordinary Share indicated reflects those shares sold in the open market pursuant to the Collar Confirmation Sales Plans.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2019

WAHA AC COÖPERATIEF U.A.

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Proxy Holder

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory